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As filed with the Securities and Exchange Commission on March 2, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CURON MEDICAL, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State of incorporation)	77-0470324 (I.R.S. Employer Identification Number)
46117 Landing Parkway Fremont, CA 94538-6407 (510) 661-1800 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

LARRY C. HEATON II
President and Chief Executive Officer
Curon Medical, Inc.
46117 Landing Parkway
Fremont, CA 94538-6407
(510) 661-1800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
 DAVID J. SAUL, ESQ.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock par value $.001(1)	4,025,000	$2.78(3)	$11,189,500	$1,417.71

Common stock par value $.001, issuable upon exercise of Warrants(1)	905,625	$4.71(4)	$4,265,494	$540.44

(1)
Each share of common stock includes certain purchase rights pursuant to a Preferred Stock Rights Agreement dated October 30, 2001.

(2)
Pursuant to Rule 416 under the Securities Act of 1933, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low reported sales prices of our common stock on The Nasdaq SmallCap Market on February 26, 2004.

(4)
The proposed maximum offering price per share was determined in accordance with Rule 457(g) under the Securities Act of 1933, under which rule the per share price is estimated by reference to the exercise price of the securities.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED MARCH 2, 2004

PROSPECTUS

4,930,625 shares

CURON MEDICAL, INC.

Common Stock

This prospectus relates to the offer and sale of 4,930,625 shares of our common stock which may be disposed of from time to time by the selling stockholders named in the "Selling Stockholders" section of this prospectus, or their transferees, pledgees, donees or successors-in-interest. Of the shares offered by this prospectus, such shares include 905,625 shares of common stock issuable upon exercise of warrants. The warrants may not be exercised until on or after August 6, 2004. The shares were initially sold, and the warrants were initially issued, in a private placement transaction on February 6, 2004.

The prices at which the selling stockholders may sell the shares will be determined by the selling stockholders or their transferees. While we will receive cash if and when the warrants are exercised, we will not receive any proceeds from the disposition of the shares of common stock covered hereby.

Our common stock is traded on The Nasdaq SmallCap Market under the symbol "CURN." On February 26, 2004, the last reported sale price of our common stock on The Nasdaq SmallCap Market was $2.78 per share.

Our principal executive offices are located at 46117 Landing Parkway, Fremont, CA 94538-6407, and our telephone number is (510) 661-1800.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The date of this prospectus is March     , 2004.

INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information provided or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus and any prospectus supplement is accurate only as of the date on the front of the document and that information incorporated by reference in this prospectus or any prospectus supplement is accurate only as of the date of the document incorporated by reference. In this prospectus and any prospectus supplement, unless otherwise indicated, "Curon Medical," "Curon," "we," "us" and "our" refer to Curon Medical, Inc. and its subsidiaries, and do not refer to the selling stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and in documents that we incorporate by reference into this prospectus. We base these forward-looking statements on our expectations, assumptions, estimates and projections about our business and the industry in which we operate as of the date of this prospectus. These forward-looking statements are subject to a number of risks and uncertainties that cannot be predicted, quantified or controlled and that could cause actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus, and in documents incorporated into this prospectus, including those set forth below in "Risk Factors," describe factors, among others, that could contribute to or cause these differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact transpire or prove to be accurate. We undertake no duty to update any of these forward-looking statements.

We own or have rights to use trademarks or trade names that we use in conjunction with the operation of our business. Curon, Stretta and Secca are our registered trademarks. All other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.

ii

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to the other information contained in this prospectus and in documents that we incorporate by reference into this prospectus, you should carefully consider the following risks before purchasing our common stock. If any of these risks occurs, our business, financial condition and operating results could be materially adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment. See also, "Special Note Regarding Forward-Looking Statements."

We may never achieve or maintain significant revenues or profitability.

We have only a limited operating history upon which you can evaluate our business. We have incurred losses every year since we began operations. In particular, we incurred net losses of $15.6 million in 2003, $15.4 million in 2002, and $15.4 million in 2001. As of December 31, 2003, we had an accumulated deficit of approximately $79.3 million. Our revenues are, and will be, derived from the sale of radiofrequency generators and our disposable devices, such as the Stretta Catheter and Secca Handpiece. We have generated limited revenues, and it is possible that we will never generate significant revenues from product sales. Even if we do achieve significant revenues from our product sales, we may continue to incur net losses and these losses may increase. It is possible that we will never achieve profitable operations.

If health care providers are not adequately reimbursed for the procedures that use our products, or for the products themselves, we may never achieve significant revenues.

Our physician customers continue to encounter difficulties in easily obtaining reimbursement for the Stretta procedure on a case-by-case basis, and this continues to impact our ability to significantly increase revenues. Our strategies of pursuing state-by-state and also selected national reimbursement coverage, focusing on promoting repeat catheter sales and incorporating technical improvements to our systems to reduce treatment times are designed to address these issues and we expect that our revenue from disposables will increase on implementation, but there can be no assurance that this will occur.

Curon has been actively seeking positive coverage decisions from Medicare and private payers to reimburse physicians, hospitals and other health care providers for procedures using our products. Recently, the American Medical Association issued a Category III CPT code for the Stretta procedure that took effect on January 1, 2004 and will publish a Category I CPT code, in draft form, in July 2004 to take effect on January 1, 2005. In conjunction with the RUC review of costs that occurred in October 2003, this will allow claims to be made more easily and with specified reimbursement rates. There is, however, no assurance that local Medicare or private payers will choose to pay for this procedure. Physicians, hospitals and other health care providers are unlikely to purchase our products if they are not adequately reimbursed for the Stretta Procedure or the products. In the last nine months Curon has received six positive coverage decisions from State Medicare organizations, one private payer national coverage decision and a number of private payer state coverage decisions. Some payers may refuse adequate reimbursement even though significant peer-reviewed data has been published. If users of our products cannot obtain sufficient reimbursement from health care payers for the Stretta Procedure or the Stretta System disposables, then it is unlikely that our products will ever achieve increased market acceptance. The Secca Procedure has not yet received any coding decision and there is little data yet regarding the willingness of third-party health care payers to reimburse the costs of the procedure. We cannot assure you that the procedure will ever be reimbursed. Failure to achieve reimbursement will have a serious negative effect on our revenues.

Reimbursement from third-party health care payers is uncertain due to factors beyond our control, and changes in third-party health care payers' policies could adversely affect our sales growth.

Even if third-party payers provide adequate reimbursement for the Stretta Procedure, adverse changes in third-party payers' policies toward reimbursement could preclude market acceptance for our products and have a material adverse effect on our sales and revenue growth. We are unable to predict what changes will be made in the reimbursement methods used by third-party health care payers.

For example, some health care payers are moving toward a managed care system in which providers contract to provide comprehensive health care for a fixed cost per person. We cannot assure you that in a prospective payment system, which is used in many managed care systems, the cost of our products will be incorporated into the overall payment for the procedure or that there will be adequate reimbursement for our products separate from reimbursement for the procedure.

Internationally, market acceptance of our products will be dependent upon the availability of adequate reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country and include both government-sponsored health care and private insurance. Although we are seeking international reimbursement approvals, we cannot assure you that any such approvals will be obtained in a timely manner or at all. If foreign third-party payers do not adequately reimburse providers for the Stretta Procedure and the products used with it, then our sales and revenue growth may be limited.

If we fail to take adequate action to remedy problems that have adversely affected our sales and marketing efforts, our future performance may be harmed.

In the past, we became aware of some issues that negatively impacted our earnings. For example, we learned that it is time consuming to obtain purchase commitments for our products because of the number of individuals at hospitals who need to approve the purchase. As a result, we changed our sales and marketing models to more effectively address this issue. We also became aware of misinformation in the marketplace regarding past adverse events associated with our procedure. In response, we dedicated resources to educating physicians regarding the use of our products to combat this misinformation. Our efforts to rectify these situations may not be sufficient to materially improve our earnings. In addition, the cost of our efforts in addressing these matters diverts resources that could be allocated towards other efforts at increasing revenues. In the future, we may experience similar problems and if we are unable to take appropriate action, our results of operations and our financial performance will be harmed.

If physicians do not adopt our products, we will not achieve future sales growth.

To achieve increasing sales, our products must continue to gain recognition and adoption by physicians who treat gastrointestinal disorders. Our products represent a significant departure from conventional treatment methods. We believe that physicians will not adopt our systems unless they determine, based on published peer-reviewed journal articles, long-term clinical data and their professional experience, that our systems provide an effective and attractive alternative to conventional means of treatment. Currently, there are 20 peer-reviewed journal articles on the Stretta Procedure, including the results of our Stretta randomized trial, and three peer-reviewed journal articles on the Secca Procedure. Physicians are traditionally slow to adopt new products and treatment practices, partly because of perceived liability risks and uncertainty of third-party reimbursement. Future adverse events or recalls would also impact future acceptance rates. Additionally, some of our customers and potential customers also find the 45 minutes necessary to perform a Stretta procedure to be a limiting issue, as their endoscopy unit schedule is typically dominated by short diagnostic procedures. If we cannot increase physician adoption rates of our products, we may never achieve significant revenues or profitability.

If the effectiveness and safety of our products are not supported by long-term data, our sales could decline and we could be subject to liability.

If we do not produce clinical data supported by the independent efforts of clinicians, our products may never be accepted. We received clearance from the United States Food and Drug Administration, or FDA, for the use of the Stretta System to treat gastroesophageal reflux disease, or GERD, based upon the study of 47 patients. Safety and efficacy data presented to the FDA for the Stretta System was based on six-month follow-up studies on 44 of these patients. Although the twelve- and thirty-three month follow-up data supports the six-month data, we may find that data from longer-term patient follow-up studies is inconsistent with those indicated by our relatively short-term data. If longer-term patient studies or clinical experience indicate that treatment with the Stretta System does not provide patients with sustained benefits or that treatment with our product is less effective or less safe than our current data suggests, our sales could decline and we could be subject to significant liability. Further, we may find that our data is not substantiated in studies involving more patients, in which case we may never achieve significant revenues or profitability.

We received clearance from the FDA for the use of the Secca System to treat fecal incontinence, for patients who have failed more conservative treatments such as diet modification or biofeedback. This clearance was based upon the study of 50 patients. Safety and efficacy data presented to the FDA for the Secca System was based on six-month follow-up studies on these patients. However, if longer-term patient studies or clinical experience indicate that treatment with the Secca System does not provide patients with sustained benefits or that treatment with our product is less effective or less safe than our current data suggests, our sales could decline and we could be subject to significant liability. Further, we may find that our data is not substantiated in studies involving more patients, in which case we may never achieve significant revenues or profitability. If patient studies or clinical experience do not meet our expectations regarding the benefits of the Secca System, our expected revenues from this product may never materialize.

Any failure in our physician education efforts could significantly reduce product sales.

It is important to the success of our sales efforts to educate physicians in the techniques of using our products. We rely on physicians to spend their time and money to attend pre-sale educational sessions. Positive results using the Stretta and Secca Systems are highly dependent upon proper physician technique. If physicians use either system improperly, they may have unsatisfactory patient outcomes or cause patient injury, which may give rise to negative publicity or lawsuits against us, any of which could have a material adverse effect on our sales and profitability.

Because we have only recently shifted our marketing strategy to reposition the Stretta product as an alternative to anti-reflux surgery, targeting surgeons in addition to gastroenterologists, we cannot predict the effect this shift will have on our future sales.

Because we are a young company, we are determining how best to market our Stretta System. We initially focused our marketing efforts toward gastroenterologists, but, in late 2002, shifted toward selling to general surgeons. There can be no assurance that this will continue to increase sales.

We face competition from more established GERD treatments and from competitors with greater resources, which will make it difficult for us to achieve significant market penetration.

Companies that have well-established products, reputations and resources dominate the market for the treatment of GERD. Our primary competitors are large medical device manufacturers such as Ethicon Endosurgical and United States Surgical, manufacturers of instrumentation for anti-reflux surgery, and C.R. Bard, which manufactures an endoscopic sewing device for GERD. Other large, established companies have products that may, in the future, provide competition for the Stretta Procedure. These include injectable products for the treatment of GERD, including one developed by Boston Scientific, which has recently been approved by the FDA, and another developed by Medtronic, which is still at an experimental stage. Other competitive devices may be developed.

These larger companies enjoy several competitive advantages over us, which may include:

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  Existing anti-reflux surgical procedures and devices for the treatment of GERD;

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  Established reputations within the surgical and gastroenterological community;

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  Established distribution networks that permit these companies to introduce new products and have such products accepted by the physician community promptly;

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  Established relationships with health care providers and payers that can be used to facilitate reimbursement for new treatments; and

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  Greater resources for product development and sales and marketing.

We do not feel that we compete directly with large pharmaceutical companies, such as AstraZeneca, Takeda Abbott Pharmaceutical, Wyeth Laboratories and Eisai, because candidate patients for Stretta have, by definition, failed, or only partially responded to, drug therapy. However, these companies have an established relationship with the gastroenterology community and generate over $12 billion in annual U.S. revenues from the proton pump inhibitor drug class. We could be adversely affected if one or more pharmaceutical companies elects to market aggressively against our product, or if a new, more effective, pharmaceutical product is developed. For example, AstraZeneca has developed a new proton pump inhibitor, Nexium, for the treatment of GERD, which doctors may prescribe in lieu of recommending the Stretta Procedure. Further, less expensive generic drugs have been introduced to treat GERD as AstraZeneca's patent for Prilosec, the leading prescription medication for the treatment of GERD, expired in 2001. Prilosec is also now available over the counter.

We have limited sales and marketing experience, and failure to build and manage our sales force or to market and distribute our products effectively will hurt our revenues and profits.

We have limited sales and marketing experience. As of December 31, 2003, we relied on eight direct sales employees to sell our Stretta System in the United States. In the quarter ended June 30, 2003, we added a new sales channel by engaging 10 manufacturers representative firms, which added 37 salespeople to sell and market our products across the United States. The success of this new sales channel will depend upon a number of factors, many of which are beyond our control, including the willingness of such distributors to prioritize the sale of our products, and their effectiveness in such sales efforts. We have also hired additional senior sales staff to manage these distributors, which will increase our operating expenses.

Since we have only recently launched the Secca System, our sales force has little experience marketing the product, and we cannot predict how successful they will be in selling the product. There are significant risks involved in building and managing our sales force and marketing our products, including our:

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  Inability to hire a sufficient number of qualified sales people with the skills and understanding to sell the Stretta and Secca Systems effectively;

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  Failure to adequately train our sales force in the use and benefits of our products, making them less effective promoters; and

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  Failure to accurately price our products as attractive alternatives to conventional treatments.

Our failure to adequately address these risks will harm our ability to sell our products.

Internationally, we rely on third-party distributors to sell our products, and we cannot assure you that these distributors will commit the necessary resources to effectively market and sell our products.

Internationally, we rely on a network of distributors to sell our products. We depend on these distributors in such markets and we will need to attract additional distributors to grow our business and expand the territories into which we sell our products. Distributors may not commit the necessary resources to market and sell our products to the level of our expectations. If current or future distributors do not perform adequately, we may not realize expected international revenue growth.

We have limited experience manufacturing our products in commercial quantities, which could adversely impact the rate at which we grow.

Because we have only limited experience in manufacturing our products in commercial quantities, we may encounter unforeseen situations that would result in delays or shortfalls. For example, in December 2000, we voluntarily withdrew certain of our catheters from the market because of manufacturing issues. In February 2003, we voluntarily recalled a limited number of our catheters, which contained non-conforming material. This material formed part of the catheter shaft and showed a tendency to degrade over time. The problem was identified and corrected, and the outside vendor was changed. If the material were to fail during use, there would be a remote possibility of superficial injury to the patient's esophageal or pharyngeal lining. No injuries have been reported and all unused catheters in the affected lots have been recovered.

We may encounter difficulties and delays in manufacturing our products for other reasons including:

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  Some of the electronic components used for manufacturing our products could become obsolete and require a design modification and qualification to accommodate any change in materials;

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  We have one supply source for the peristaltic pump and would need time to locate and qualify a new pump supplier;

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  Some of the components and materials necessary for manufacturing our products are currently provided by a single and/or sole supplier; and

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  To increase our manufacturing output significantly, we will have to attract and retain qualified employees for assembly and testing operations.

In August 2003, we relocated to new facilities in Fremont, California. Although we believe that these new manufacturing facilities are adequate to support our commercial manufacturing activities for the foreseeable future, we may be required to expand our manufacturing facilities to begin large-scale manufacturing. We cannot provide any assurance that we will be able to establish high volume manufacturing or, if established, that we will be able to manufacture our products in high volumes with commercially acceptable yields. If we are unable to provide customers with high-quality products in a timely manner, we may not be able to achieve market acceptance for our Stretta or Secca Systems. Our inability to successfully manufacture or commercialize our devices could have a material adverse effect on our product sales.

If we lose our relationship with any individual suppliers of product components, we will face regulatory requirements with regard to replacement suppliers that could delay the manufacture of our products.

Third-party suppliers provide materials and components used in our products. If these suppliers become unwilling or unable to supply us with our requirements, replacement or alternative sources might not be readily obtainable due to regulatory requirements applicable to our manufacturing operations. Obtaining components from a new supplier may require a new or supplemental filing with applicable regulatory authorities and clearance or approval of the filing before we could resume product sales. This process may take a substantial period of time, and we cannot assure you that we would be able to obtain the necessary regulatory clearance or approval. This could create supply disruptions that would reduce our product sales and revenue.

If we or our suppliers fail to comply with the FDA's Quality System Regulation, manufacturing operations could be delayed and our business could be harmed.

Our manufacturing processes are required to comply with the FDA's Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of our products. The FDA enforces the QSR through inspections. Our first QSR inspection was in March 2001, and we recently were inspected in July 2003. There were no significant findings from either inspection. If we fail any future QSR inspections, our operations could be disrupted and our manufacturing delayed. Failure to take corrective action in response to a QSR inspection could force a shut-down of our manufacturing operations and a recall of our products, which would have a material adverse effect on our product sales, revenues, and expected revenues and profitability. Furthermore, we cannot assure you that our key component suppliers are, or will continue to be, in compliance with applicable regulatory requirements, will not encounter any manufacturing difficulties, or will be able to maintain compliance with regulatory requirements. Any such event could have a material adverse effect on our available inventory and product sales.

Our failure to obtain or maintain necessary FDA clearances or approvals could hurt our ability to commercially distribute and market our products in the United States.

Our products are considered medical devices and are subject to extensive regulation in the United States and in foreign countries where we intend to do business. Unless an exemption applies, each medical device that we wish to market in the United States must first receive either 510(k) clearance or premarket approval from the FDA. Either process can be lengthy and expensive. The FDA's 510(k) clearance process usually takes from four to twelve months, but may take longer. The premarket application, or PMA, approval process is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer. Delays in obtaining regulatory clearance or approval will adversely affect our revenues and profitability.

Although we have obtained 510(k) clearance for both the Stretta System, for use in treating GERD, and the Secca System, for treatment of fecal incontinence in patients who have failed more conservative therapies such as diet modification and biofeedback, our clearance can be revoked if postmarketing data demonstrates safety issues or lack of effectiveness. Moreover, we will need to obtain 510(k) clearance or PMA approval to market any other new products. We cannot assure you that the FDA will not impose the more burdensome PMA approval process upon this technology in the future. More generally, we cannot assure you that the FDA will ever grant 510(k) clearance or premarket approval for any product we propose to market. If the FDA withdraws or refuses to grant approvals, we will be unable to market such products in the United States.

If we market our products for uses that the FDA has not approved, we could be subject to FDA enforcement action.

Our Stretta and Secca Systems are cleared by the FDA, the Stretta System for the treatment of GERD and the Secca System for the treatment of fecal incontinence in patients who have failed more conservative therapies such as diet modification and biofeedback. FDA regulations prohibit us from promoting or advertising either system, or any future cleared or approved devices, for uses not within the scope of our clearances or approvals, and prohibit us from making unsupported safety and effectiveness claims. These determinations can be subjective, and the FDA may disagree with our promotional claims. If the FDA requires us to revise our promotional claims or takes enforcement action against us based upon our labeling and promotional materials, our sales could be delayed, our profitability could be harmed and we could be required to pay significant fines or penalties.

Modifications to our marketed devices may require new 510(k) clearances or PMA approvals or require us to cease marketing or recall the modified devices until such clearances are obtained.

Any modification to an FDA 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new FDA 510(k) clearance or, possibly, PMA approval. The FDA requires every manufacturer to make this determination in the first instance, but the FDA can review any such decision. We have modified aspects of our Stretta System, but we believe that new 510(k) clearances are not required. We may modify future products after they have received clearance or approval, and, in appropriate circumstances, we may determine that new clearance or approval is unnecessary. We cannot assure you that the FDA would agree with any of our decisions not to seek new clearance or approval. If the FDA requires us to seek 510(k) clearance or PMA approval for any modification to a previously cleared product, we also may be required to cease marketing or recall the modified device until we obtain such clearance or approval. Also, in such circumstances, we may be subject to significant regulatory fines or penalties.

Complying with FDA and other regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

Our products are medical devices that are subject to extensive regulation. FDA regulations are wide-ranging and govern, among other things:

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  Product design, development, manufacture and testing;

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  Product labeling;

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  Product storage;

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  Premarket clearance or approval;

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  Advertising and promotion; and

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  Product sales and distribution.

Noncompliance with applicable regulatory requirements can result in enforcement action, which may include recalling products, ceasing product marketing, paying significant fines, and penalties, and similar FDA actions which could limit product sales, delay product shipment, and adversely affect our profitability.

We face risks related to our international operations, including the need to obtain necessary foreign regulatory approvals.

To date we have international distribution agreements for Europe, Asia, and South Africa. To successfully market our products internationally, we must address many issues with which we have little or no experience. We have obtained regulatory clearance to market the Stretta System in the European Union, Australia and Canada and to market the Secca System in the European Union, but we have not obtained any other international regulatory approvals for other markets or products. We cannot assure you that we will be able to obtain or maintain such approvals. Furthermore, although contracts already signed with European distributors specify payment in U.S. dollars, future international sales may be made in currencies other than the U.S. dollar. As a result, currency fluctuations may impact the demand for our products in countries where the U.S. dollar has increased compared to the local currency. Engaging in international business involves the following additional risks:

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  Export restrictions, tariff and trade regulations, and foreign tax laws;

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  Customs duties, export quotas or other trade restrictions;

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  Economic or political instability;

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  Shipping delays; and

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  Longer payment cycles.

In addition, contracts may be difficult to enforce and receivables difficult to collect through a foreign country's legal system, and the protection of intellectual property in foreign countries may be more difficult to enforce. Any of these factors could cause our international sales to decline, which would impact our expected sales and growth rates.

Product liability suits against us may result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

The development, manufacture and sale of medical products involves a significant risk of product liability claims. The use of any of our products may expose us to liability claims, which could divert management's attention from our core business, could be expensive to defend, and could result in substantial damage awards against us. For example, we are currently a party to two product liability lawsuits where there are allegations that our products are defectively designed and that we were negligent in manufacturing our products.

We maintain product liability insurance at coverage levels we believe to be commercially acceptable, and we re-evaluate annually whether we need to obtain additional product liability insurance. However there can be no assurance that product liability or other claims will not exceed such insurance coverage limits or that such insurance will continue to be available on the same or substantially similar terms, or at all. Our former product liability insurance carrier has filed a civil action against us asking for rescission of coverage as it relates to one of our product liability lawsuits. Any product liabilities claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing any coverage in the future. If the carrier's suit is successful, we could be required to pay any judgment rendered against us in, or any amounts in settlement of, the underlying product liability action, without the aid of insurance.

We have limited protection for our intellectual property. If our intellectual property does not sufficiently protect our products, third parties will be able to compete against us more directly and more effectively.

As of December 31, 2003, we had 54 issued or allowed U.S. patents and 33 pending U.S. patent applications; this includes 22 issued U.S. patents and 15 pending U.S. patent applications licensed in from third parties. In addition, as of December 31, 2003, we had eight patent applications pending in the European Patent Office and three patent applications pending in the Japanese Patent Office. We own all of these filings. We rely on patent, copyright, trade secret and trademark laws to protect our products, including our Stretta Catheter, our Secca Handpiece and our Curon Control Module, from being duplicated by competitors. However, these laws afford only limited protection. Our patent applications and the notices of allowance we have received may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Patents we have obtained and may obtain in the future may be challenged, invalidated or legally circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. If our intellectual property rights do not adequately protect our commercial products, our competitors could develop new products or enhance existing products to compete more directly and effectively with us and harm our product sales and market position.

Because, in the United States, patent applications are secret unless and until issued as patents, or corresponding applications are published in other countries, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to file patent applications for such inventions. Litigation or regulatory proceedings, which could result in substantial cost and uncertainty, may also be necessary to enforce patent or other intellectual property rights or to determine the scope and validity of other parties' proprietary rights. There can be no assurance that we will have the financial resources to defend our patents from infringement or claims of invalidity.

Because of our reliance on unique technology to develop and manufacture innovative products, we depend on our ability to operate without infringing or misappropriating the proprietary rights of others.

There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Because we rely on unique technology to develop and manufacture innovative products, we are especially sensitive to the risk of infringing intellectual property rights. While we attempt to ensure that our products do not infringe other parties' patents and proprietary rights, our competitors may assert that our products and the methods they employ are covered by patents held by them or invented by them before they were invented by us. Although we may seek to obtain a license or other agreement under a third party's intellectual property rights to bring an end to certain claims or actions asserted against us, we may not be able to obtain such an agreement on reasonable terms or at all. If we were not successful in obtaining a license or redesigning our products, our product sales and profitability could suffer, and we could be subject to litigation and potentially substantial damage awards.

Also, one or more of our products may now be inadvertently infringing existing patents. As the number of competitors in our markets grows, the possibility of a patent infringement claim against us increases. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and divert management's attention from our core business. If we lose in this kind of litigation, a court could require us to pay substantial damages or grant royalties, and prohibit us from using technologies essential to our products. This kind of litigation is expensive to all parties and consumes large amounts of management's time and attention. In addition, because patent applications can take many years to issue, there may be applications now pending of which we are unaware and which may later result in issued patents that our products may infringe.

If we lose our rights to intellectual property that we have licensed, we may be forced to develop new technology and we may not be able to develop that technology or may experience delays in manufacturing as a result.

Our license with Gyrus Group PLC, a public company incorporated and existing under the laws of England and Wales, allows us to manufacture and sell our products using their radiofrequency generator technology. In addition, the University of Kansas license allows us to apply radiofrequency energy to tissue. To the extent these license interests become jeopardized through termination or material breach of the license agreements, our operations may be harmed. We may have to develop new technology or license other technology. We cannot provide any assurance that we will be able to develop such technology or that other technology will be available for license. Even if such technology is available, we may experience delays in our manufacturing as we transition to a different technology.

If we are unable to attract and retain qualified personnel, we will be unable to expand our business.

We believe our future success will depend upon our ability to successfully manage our employees, which includes attracting and retaining engineers and other highly skilled personnel. Our employees are at-will employees and are not subject to employment contracts. The loss of services of one or more key employees could materially adversely affect our growth. In addition, our stock price is depressed and the results of our operations have been less successful than anticipated. This history of performance may make it difficult to attract and retain qualified personnel. Failure to attract and retain personnel, particularly management and technical personnel, would materially harm our ability to grow our business rapidly and effectively.

Following the registration of the securities issued in our February 2004 equity financing, there will be substantial market dilution and the potential for increased market volatility in our stock.

As a result of the issuance of securities sold in our February 2004 private placement, our total outstanding shares of common stock increased from approximately 20 million shares to approximately 24 million shares. This number may increase to nearly 25 million shares when, in August 2004, warrants for an additional 900,000 shares of our common stock will become exercisable. The registration of the securities issued in the private placement will result in substantial market dilution and the potential for increased market volatility.

Our directors, executive officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

Our officers, directors and principal stockholders holding more than 5% of our common stock together control over 50% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interest of our other stockholders.

Our stockholder rights plan, certificate of incorporation, bylaws and Delaware law contain provisions that could discourage a takeover.

In November 2001, we adopted a stockholder rights plan. The purpose of the plan is to assure fair value in the event of a future unsolicited business combination or similar transaction involving us. If an individual or entity accumulates 15% of our stock, or 20% in the case of certain existing stockholders, the rights become exercisable for additional shares of our common stock or, if followed by a merger or other business combination where we do not survive, additional shares of the acquirer's common stock. The intent of these rights is to force a potential acquirer to negotiate with the Board to increase the consideration paid for our stock. The existence of this plan, however, may deter a potential acquirer, which could negatively impact shareholder value.

In addition, our basic corporate documents and Delaware law contain provisions that might enable our management to resist a takeover. Any of the above provisions might discourage, delay or prevent a change in the control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

ABOUT CURON MEDICAL, INC.

Curon Medical, Inc was incorporated in Delaware in May 1997. We develop, manufacture and market innovative proprietary products for the treatment of gastrointestinal disorders. Our products consist of radiofrequency generators and single-use disposable devices.

Our first product, the Stretta System, received FDA clearance in April 2000 for the treatment of GERD, which affects approximately 14 million U.S. adults on a daily basis. In patients with GERD, acidic stomach contents reflux backward from the stomach into the esophagus, causing a wide range of symptoms and complications, including, most commonly, persistent heartburn and chest pain. Unlike medication, which temporarily suppresses GERD symptoms, our Stretta System applies radiofrequency energy to treat the causes of GERD. Our Stretta System consists of a disposable catheter with needle electrodes and our control module, which is a radiofrequency energy generator. Using the Stretta System, the physician delivers temperature-controlled radiofrequency energy to the muscle of the lower esophageal sphincter and upper portion of the stomach. The delivery of this energy creates thermal lesions that reabsorb over time, causing tissue contraction. Clinical studies show a significant reduction in GERD symptom scores, esophageal acid exposure, and use of anti-secretory medications. We commercially launched the Stretta System in May 2000. As of December 31, 2003, we had sold 252 control modules in the United States and approximately 5500 patients have been treated with the Stretta procedure.

Our second product, the Secca System, is a radiofrequency energy-based system for treatment of fecal incontinence. Fecal incontinence is caused by damage to the anal sphincter from childbirth, surgery, neurological disease, injury or age, and affects up to 16 million adults in the United States. Using the Secca System, physicians deliver radiofrequency energy to the muscle of the anal canal. Clinical studies have shown a reduction in fecal incontinence symptoms and improvement in general quality of life. In March 2002, we received 510(k) clearance from the FDA to market the Secca System for the treatment of fecal incontinence in patients who have failed more conservative therapies such as diet modification and biofeedback. We undertook a limited test launch of the Secca System in June 2002, and fully launched the product commercially in May 2003.

We have a direct sales force to market and sell our products in the United States. We market the Stretta System as an alternative to anti-reflux surgery, primarily to high volume general surgeons and gastroenterologists. In the United States, we estimate that there are approximately 4,000 general surgeons and 9,000 gastroenterologists who actively perform endoscopy. We market the Secca System primarily to colon and rectal surgeons and to those general surgeons who perform colorectal surgery. We estimate that there are approximately 1,000 colon and rectal surgeons and up to 2,000 general surgeons that perform colorectal surgery in the United States.

Our Stretta System has also received European, Australian and Canadian regulatory approval, and our Secca System has also received regulatory approval in Europe. We incorporated a subsidiary company in Belgium in March 2001 to manage distribution of our products in Europe, the Middle East and Africa. In March 2003, we entered into distribution agreements for the Stretta System in Switzerland, Austria, and the Netherlands, and to date have international distribution agreements with a distributor for the Far East, giving us representation in the People's Republic of China, Taiwan, Hong Kong, South Korea, Singapore, Malaysia, Indonesia, Vietnam, Thailand, India and the Philippines. To date, we have international distribution agreements for the Stretta System in 17 European and Middle Eastern countries and in South Africa. The Secca System will also be sold through distributors in Europe. The first European Secca procedures were performed in Germany, Denmark and Italy in March 2002, as part of our clinical trials. The first international commercial Secca procedure was performed in March 2003.

The American Medical Association recently issued a Category III CPT code for the Stretta procedure that took effect January 1, 2004, which will make it easier for physicians to code for the procedure from that date. We anticipate that a Category I CPT code will be published in draft form in July 2004 to take effect in January 2005.

USE OF PROCEEDS

All proceeds from the sale of the shares of common stock will be for the account of the selling stockholders. We will not receive any of the proceeds from the sale of the shares of common stock sold under this prospectus. If and when all of the warrants are exercised, we will, however, receive up to approximately $4,265,494. See "Selling Stockholders" and "Plan of Distribution."

SELLING STOCKHOLDERS

On February 6, 2004, we issued 4,025,000 shares of common stock and warrants exercisable for five years to purchase up to an additional 905,625 shares of common stock with an exercise price of $4.71 per share, subject to certain anti-dilution adjustments. Net proceeds from the private placement after estimated costs and expenses were approximately $12.7 million. The warrants issued in the private placement are exercisable on or after August 6, 2004. In connection with this sale, we agreed to file a registration statement with the SEC covering the resale of the shares, including the shares issuable upon exercise of the warrants.

We prepared the following table based on the information supplied to us by the selling stockholders named in the table. The selling stockholders may, however, have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which they provided such information. None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.

We do not know when or in what amounts a selling stockholder may offer shares of common stock for sale. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all, some, or none of their shares of common stock pursuant to this offering, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of the following table, we have assumed that the selling stockholders will sell all of the shares of common stock covered by this prospectus (including all of the shares of common stock issuable upon exercise of the warrants (without regard to limitations on exercise)), and that, therefore, there will be no shares beneficially owned by the selling stockholders after the offering. The holder of each warrant may not exercise such warrant for any shares that would result in such holder beneficially owning more than 4.999% of the outstanding common stock (including shares issuable upon such exercise) unless such holder elects to waive such limitation in accordance with the terms of the warrant. Except as otherwise set forth below, each selling stockholder has sole voting control over the shares shown as beneficially owned.

Name of Selling Stockholder	Number of Curon shares beneficially owned prior to the offering(1)	Shares issuable upon exercise of Warrants(2)	Number of Curon shares being offered
Capital Ventures International	200,000	45,000	245,000
Citadel Equity Fund Ltd.	175,000	39,375	214,375
Cranshire Capital L.P.	300,000	67,500	367,500
Deephaven Small Cap Growth Fund LLC	400,000	90,000	490,000
Elliott Associates, L.P.	100,000	22,500	122,500
Elliott International, L.P.	150,000	33,750	183,750
Iroquois Capital L.P.	37,500	8,437.5	45,937.5
Omicron Master Trust	300,000	67,500	367,500
Portside Growth and Opportunity Fund(3)	170,000	38,250	208,250
SF Capital Partners Ltd.	155,000	34,875	189,875
Smithfield Fiduciary LLC(4)	500,000	112,500	612,500
Vertical Ventures, LLC	37,500	8,437.5	45,937.5
Ziff Asset Management, L.P.(5)	1,500,000	337,500	1,837,500

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. None of the warrants listed in the table are exercisable within 60 days of February 6, 2004.

(2)
Warrants are exercisable on or after August 6, 2004 at an exercise price of $4.71, subject to certain anti-dilution adjustments.

(3)
Ramius Capital Group, LLC ("Ramius Capital") is the investment adviser of Portside Growth & Opportunity Fund ("Portside") and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(4)
Highbridge Capital Management, LLC ("Highbridge") is the trading manager of Smithfield Fiduciary LLC ("Smithfield") and consequently has voting control and investment discretion over the shares of common stock held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

(5)
PBK Holdings, Inc., Philip B. Korsant and Ziff Asset Management, L.P. ("Ziff") share voting and dispositive power over the shares of common stock held by Ziff.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock, including $5,000 of fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to "incorporate by reference" in this prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the completion of the offering covered by this prospectus:

  •
  our Annual Report on Form 10-K for our fiscal year ended December 31, 2003;

  •
  our current reports on Form 8-K furnished to the SEC on January 29, 2004 and February 6, 2004;

  •
  the description of our common stock contained in our registration statements on Form 8-A filed with the SEC on September 13, 2000 and November 9, 2001.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Larry C. Heaton II
President and Chief Executive Officer
Curon Medical, Inc.
46117 Landing Parkway
Fremont, CA 94538-6407
(510) 661-1800

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the informational requirements of the Securities and Exchange Act of 1934, as amended, and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of our reports, proxy statements and other information also may be inspected and copied at the public reference facility maintained by the SEC at the Judiciary Plaza, 450 Fifth Street, N.W., Room 124, Washington, D.C. 20549. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by Curon Medical in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$1,958.15
Nasdaq SmallCap Market Listing Fee	$45,000.00
Accounting fees and expenses	$25,000.00
Legal fees and expenses	$35,000.00
Miscellaneous	$3,041.85

Total	$110,000.00

Item 15. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware ("Delaware Law") authorizes a Delaware corporation to indemnify officers, directors, employees, and agents of the corporation, in connection with actual or threatened actions, suits or proceedings provided that such officer, director, employee, or agent acted in good faith and in a manner such officer reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. This authority is sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

The certificate of incorporation and bylaws of Curon Medical provide that Curon Medical shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware Law. The certificate of incorporation also releases Curon Medical's directors from personal liability to the fullest extent permitted by Delaware Law. In addition, Curon Medical intends in the future to enter into agreements to provide indemnification for directors and officers in addition to that provided for in the certificate of incorporation and bylaws.

Curon Medical also maintains insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against such person and expense incurred by such person in any capacity, subject to certain exclusions.

Item 16. Exhibits.

Exhibit Number	Description
3.3(1)	Amended and Restated Certificate of Incorporation of the Registrant
3.4(1)	Bylaws of the Registrant
4.4(2)	Form of Investor Warrant to purchase common stock
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, together with consent
10.24(2)	Securities Purchase Agreement, dated as of February 4, 2004
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included with opinion filed as Exhibit 5.1)
24.1	Power of Attorney (included on signature page of this registration statement)

(1)
Filed as an exhibit to Curon's Registration Statement on Form S-1 (File No. 333-37866) and incorporated herein by reference.

(2)
Filed as an exhibit to Curon's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2004 and incorporated herein by reference.

Item 17. Undertakings.

(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in clauses (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by these clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 1st day of March, 2004.

CURON MEDICAL, INC.
By:	/s/ LARRY C. HEATON II Larry C. Heaton II President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Larry Heaton and Alistair McLaren, and each of them, as his attorney-in-fact, with full power of substitution in each, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date
By:	/s/ LARRY C. HEATON II Larry C. Heaton II	President, Chief Executive Officer and Director (Principal Executive Officer)	March 1, 2004
By:	/s/ ALISTAIR MCLAREN Alistair McLaren	Chief Financial Officer (Principal Financial and Accounting Officer)	March 1, 2004
By:	/s/ MICHAEL BERMAN Michael Berman	Director	March 1, 2004
By:	/s/ DAVID I. FANN David I. Fann	Director	March 1, 2004
By:	/s/ ALAN KAGANOV Alan Kaganov	Director	March 1, 2004
By:	/s/ ROBERT KUHLING Robert Kuhling	Director	March 1, 2004

INDEX TO EXHIBITS

Exhibit Number	Description
3.3(1)	Amended and Restated Certificate of Incorporation of the Registrant
3.4(1)	Bylaws of the Registrant
4.4(2)	Form of Investor Warrant to purchase common stock
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, together with consent
10.24(2)	Securities Purchase Agreement, dated as of February 4, 2004
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included with opinion filed as Exhibit 5.1)
24.1	Power of Attorney (included on signature page of this registration statement)

(1)
Filed as an Exhibit to Curon's Registration Statement on Form S-1 (File No. 333-37866) and incorporated herein by reference.

(2)
Filed as an exhibit to Curon's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2004 and incorporated herein by reference.

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TABLE OF CONTENTS
INFORMATION CONTAINED IN THIS PROSPECTUS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
ABOUT CURON MEDICAL, INC.
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
Item 15. Indemnification of Directors and Officers.
Item 16. Exhibits.
Item 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS